UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 8, 2017, Husky Energy Inc. issued a press release announcing that it has closed its acquisition of the Superior Refinery located in Superior, Wisconsin. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis

JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 8, 2017		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

November 8, 2017

Husky Energy Closes Acquisition of Superior Refinery

Husky Energy has closed its acquisition of the Superior Refinery, a 50,000 barrel per day refinery located in Superior, Wisconsin.

The Superior Refinery increases Husky’s downstream crude processing capacity, in line with the Company’s growing production. With the addition of the Superior Refinery, Husky’s total downstream capacity will increase to approximately 395,000 barrels per day.

Husky is retaining the existing workforce at the refinery.

The Superior Refinery produces a slate of products that includes asphalt, gasoline, diesel and heavy fuel oils. The transaction includes the acquisition of the refinery’s associated assets and logistics, including two asphalt terminals, two product terminals, a marine terminal, 3.6 million barrels of crude and product storage and a fuels and asphalt marketing business.

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Mel Duvall, Manager, Media & Issues

403-513-7602